
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 8, 2013

Via E-mail
Stanley T. Weiner
Chief Executive Officer
STW Resources Holding Corp.
619 West Texas Ave., Suite 126
Midland, Texas 79701

> **Re: STW Resources Holding Corp.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed April 1, 2013**
> **File No. 000-52654**

Dear Mr. Weiner:

We have limited our review of your filing to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

1. We note your disclosure that the "purpose of increasing the number of authorized shares of Common Stock is to provide additional authorized shares which may be issued for future financings, upon the exercise of options and warrants and for acquisitions and such other corporate purposes as the Board of Directors determines in its discretion. These corporate purposes may include future stock splits, stock dividends or other distributions, future financings, acquisitions and stock options and other equity benefits under our employee benefit plans. The increase in the number of authorized shares of Common Stock would enable us to promptly take advantage of market conditions and the availability of favorable opportunities without the delay and expense associated with holding a special meeting of stockholders."

    If you have any current plans, proposals, or arrangements, written or otherwise, to issue any of the newly available authorized share, such as in connection with an acquisition or in connection with a financing arrangement, then please revise your disclosure to discuss these plans. For example, if the stock is being issued in connection with an acquisition, then please provide the information required by Items 11, 13 and 14 to Schedule 14A. If you have no such plans, proposals or arrangements, then please revise your information statement to clearly so state. In this regard, we note your current report on Form 8-K filed January 28, 2013, which discloses your obligation to issue 7 million shares to acquire a 10% interest in Black Wolf Enterprises, LLC. For guidance, please see Note A to Schedule 14A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Dietrich King, Legal Branch Chief, at (202) 551-3338, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director